Media Release Zürich, April 6, 2021

Board of Directors announces adjusted proposals for the 2021 Annual General Meeting of Shareholders as well as an update to the 2020 Compensation Report and changes to the Executive Board of Credit Suisse Group

Zürich, April 6, 2021 – As a result of recent significant developments in connection with the US-based hedge fund and the Credit Suisse Asset Management managed supply chain finance funds, the Board of Directors today announces adjusted proposals for the 2021 Annual General Meeting. This includes the withdrawal of its proposal on discharge of the members of the Board of Directors and the Executive Board. Particularly following the significant US-based hedge fund matter, the Board of Directors is amending its proposal on the distribution of dividends and withdrawing its proposals on variable compensation of the Executive Board. Credit Suisse publishes an update to the 2020 Compensation Report, which can be found at www.credit-suisse.com/agm. Brian Chin, CEO of the Investment Bank and Lara Warner, Chief Risk and Compliance Officer will step down from their roles.

AGM Proposals

The Board of Directors amends its proposals to the agenda items to be submitted to the 2021 Annual General Meeting of Shareholders on April 30, 2021 as follows:

Item 1.1 Consultative vote on the 2020 Compensation Report

The Board of Directors has updated the Compensation Report following its decision to withdraw its proposals regarding the variable compensation for the Executive Board, comprising the short-term incentive compensation (STI), which was based on 2020 performance and the 2021 long-term incentive opportunities (LTI), for which payout would have been determined based on prospective performance over the three-year period 2021–2023. In addition, the Chairman of the Board has proposed to waive his Chair fee of CHF 1.5 million, which would have been awarded to him at the end of the 2020 AGM to 2021 AGM period. The Board of Directors has agreed to and approved his proposal.

The Board of Directors recommends that the 2020 Compensation Report, as updated, be accepted by the shareholders in a consultative vote.

Item 2 Discharge of the members of the Board of Directors and the Executive Board

The Board of Directors withdraws its proposal to this agenda item, which renders this agenda item and the vote thereon obsolete. The Board of Directors believes it is in the best interest of the shareholders to consider this proposal when the internal investigations into the recent developments have been completed and the outcome communicated.

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Media Release Zürich, April 6, 2021

Item 3 Appropriation of retained earnings and ordinary distribution of dividends payable out of retained earnings and capital contribution reserves

Following the US-based hedge fund matter, the Board of Directors amends its proposal to this agenda item, proposing to distribute a reduced ordinary total dividend of CHF 0.10 gross per registered share, half from retained earnings and half out of the capital contribution reserves.

Item 6.2.1 Short-term variable incentive compensation (STI)

The Board of Directors withdraws its proposal to this agenda item, which renders this agenda item and the vote thereon obsolete. The Executive Board will not be awarded STI variable compensation for the financial year 2020.

Item 6.2.3 Long-term variable incentive compensation (LTI)

The Board of Directors withdraws its proposal to this agenda item, which renders this agenda item and the vote thereon obsolete. The Executive Board will not be awarded LTI variable compensation for the financial year 2021.

All other proposals of the Board of Directors remain unchanged. For further information on the AGM, please refer to our AGM website under www.credit-suisse.com/agm.

Changes to the Executive Board of Credit Suisse Group and interim structure

Following the significant US-based hedge fund matter, Brian Chin, CEO of the Investment Bank is stepping down from his role on the Executive Board, effective April 30, 2021. Lara Warner, Chief Risk and Compliance Officer, is stepping down from her role on the Executive Board, effective April 6. Both of them will leave the bank.

As of May 1, 2021, Christian Meissner is appointed CEO of the Investment Bank and member of the Executive Board. Christian has served as Credit Suisse’s Co-Head of IWM Investment Banking Advisory and Vice Chairman of Investment Banking since October 2020. Before this appointment, he held various senior positions at leading investment banks, including serving as Head of Global Corporate & Investment Banking at Bank of America Merrill Lynch. Prior to that, he was at Lehman Brothers from 2004-2008, where he served as Co-Head of EMEA Investment Banking and subsequently was Co-Chief Executive Officer EMEA.

Joachim Oechslin is appointed ad interim Chief Risk Officer and member of the Executive Board on an ad-interim basis, effective April 6, 2021. After having served as Chief Risk Officer and member of the Executive Board of Credit Suisse Group AG from January 2014 to February 2019, Joachim had taken on the role as Senior Advisor and Chief of Staff to the CEO of Credit Suisse Group. Previously, Joachim was Munich Re Group’s Chief Risk Officer from 2007.

Thomas Grotzer is appointed ad interim Global Head of Compliance, effective April 6, 2021. Thomas has served as General Counsel and Member of the Executive Board of Credit Suisse (Schweiz) AG since 2016. Previously he held various leadership positions in Credit Suisse’s General Counsel function, including General Counsel Switzerland and Private Banking & Wealth Management. Before joining Credit Suisse, he was UBS’s General Counsel for APAC Wealth Management, based in Hong Kong.

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Media Release Zürich, April 6, 2021

All three will report to Thomas Gottstein.

Further Actions by the Board of Directors

In March 2021, the tactical crisis committee of the Board of Directors consisting of the Chairman, the Chairs of the Audit Committee and Risk Committee and the Chair of the Conduct and Financial Crime Control Committee was activated to exercise close oversight and ensure timely decision making with respect to the resolution of the issues in connection with the Credit Suisse Asset Management managed supply chain finance funds. The mandate of this committee has in the meanwhile been expanded to include the significant US-based hedge fund matter. The tactical crisis committee works closely with the CEO and the rest of the management team.

The Board of Directors has launched two investigations, to be carried out by external parties, into the supply chain finance funds matter and into the significant US-based hedge fund matter. These investigations will be supervised by a special committee of the Board of Directors and will not only focus on the direct issues arising from those matters, but also reflect on the broader consequences and lessons learned.

Contact details
Kinner Lakhani, Investor Relations, Credit Suisse Tel: +41 44 333 71 49 Email: investor.relations@credit-suisse.com
Katrin Schaad, Corporate Communications, Credit Suisse Tel: +41 844 33 88 44 E-mail: media.relations@credit-suisse.com

Credit Suisse
Credit Suisse is one of the world's leading financial services providers. Our strategy builds on Credit Suisse's core strengths: its position as a leading wealth manager, its specialist investment banking capabilities and its strong presence in our home market of Switzerland. We seek to follow a balanced approach to wealth management, aiming to capitalize on both the large pool of wealth within mature markets as well as the significant growth in wealth in Asia Pacific and other emerging markets, while also serving key developed markets with an emphasis on Switzerland. Credit Suisse employs approximately 48,770 people. The registered shares (CSGN) of Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.

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Media Release Zürich, April 6, 2021

Important information
We may not achieve all of the expected benefits of our strategic initiatives. Factors beyond our control, including but not limited to the market and economic conditions (including macroeconomic and other challenges and uncertainties, for example, resulting from the COVID-19 pandemic), changes in laws, rules or regulations and other challenges discussed in our public filings, could limit our ability to achieve some or all of the expected benefits of these initiatives.

Investors and others should note that we announce important company information (including quarterly earnings releases and financial reports as well as our annual sustainability report) to the investing public using press releases, SEC and Swiss ad hoc filings, our website and public conference calls and webcasts. We also routinely use our Twitter account @creditsuisse (https://twitter.com/creditsuisse), our LinkedIn account (https://www.linkedin.com/company/credit-suisse/), our Instagram accounts (https://www.instagram.com/creditsuisse_careers/ and https://www.instagram.com/creditsuisse_ch/), our Facebook account (https://www.facebook.com/creditsuisse/) and other social media channels as additional means to disclose public information, including to excerpt key messages from our public disclosures. We may share or retweet such messages through certain of our regional accounts, including through Twitter at @csschweiz (https://twitter.com/csschweiz) and @csapac (https://twitter.com/csapac). Investors and others should take care to consider such abbreviated messages in the context of the disclosures from which they are excerpted. The information we post on these social media accounts is not a part of this document.

Information referenced in this document, whether via website links or otherwise, is not incorporated into this document.

The English language version of this document is the controlling version.

Cautionary statement regarding forward-looking information
This document contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
-	our plans, targets or goals;
-	our future economic performance or prospects;
-	the potential effect on our future performance of certain contingencies; and
-	assumptions underlying any such statements.
Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, targets, goals, expectations, estimates and intentions expressed in such forward-looking statements and that the COVID-19 pandemic creates significantly greater uncertainty about forward-looking statements in addition to the factors that generally affect our business. These factors include:
-	the ability to maintain sufficient liquidity and access capital markets;
-	market volatility and interest rate fluctuations and developments affecting interest rate levels, including the persistence of a low or negative interest rate environment;
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the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of negative impacts of COVID-19 on the global economy and financial markets and the risk of continued slow economic recovery or downturn in the EU, the US or other developed countries or in emerging markets in 2021 and beyond;

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the emergence of widespread health emergencies, infectious diseases or pandemics, such as COVID-19, and the actions that may be taken by governmental authorities to contain the outbreak or to counter its impact;

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potential risks and uncertainties relating to the severity of impacts from COVID-19 and the duration of the pandemic, including potential material adverse effects on our business, financial condition and results of operations;

-	the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;
-	adverse rating actions by credit rating agencies in respect of us, sovereign issuers, structured credit products or other credit-related exposures;
-	the ability to achieve our strategic goals, including those related to our targets, ambitions and financial goals;
-	the ability of counterparties to meet their obligations to us and the adequacy of our allowance for credit losses;
-	the effects of, and changes in, fiscal, monetary, exchange rate, trade and tax policies;
-	the effects of currency fluctuations, including the related impact on our business, financial condition and results of operations due to moves in foreign exchange rates;
-	political, social and environmental developments, including war, civil unrest or terrorist activity and climate change;
-	the ability to appropriately address social, environmental and sustainability concerns that may arise from our business activities;
-	the effects of, and the uncertainty arising from, the UK’s withdrawal from the EU;
-	the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;

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Media Release Zürich, April 6, 2021

-	operational factors such as systems failure, human error, or the failure to implement procedures properly;
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the risk of cyber attacks, information or security breaches or technology failures on our reputation, business or operations, the risk of which is increased while large portions of our employees work remotely;

-	the adverse resolution of litigation, regulatory proceedings and other contingencies;
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actions taken by regulators with respect to our business and practices and possible resulting changes to our business organization, practices and policies in countries in which we conduct our operations;

-	the effects of changes in laws, regulations or accounting or tax standards, policies or practices in countries in which we conduct our operations;
-	the expected discontinuation of LIBOR and other interbank offered rates and the transition to alternative reference rates;
-	the potential effects of changes in our legal entity structure;
-	competition or changes in our competitive position in geographic and business areas in which we conduct our operations;
-	the ability to retain and recruit qualified personnel;
-	the ability to maintain our reputation and promote our brand;
-	the ability to increase market share and control expenses;
-	technological changes instituted by us, our counterparties or competitors;
-	the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
-	acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets; and
-	other unforeseen or unexpected events and our success at managing these and the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk factors” in I – Information on the company in our Annual Report 2020.

Copyright © 2020 CREDIT SUISSE GROUP AG and/or its affiliates. All rights reserved.

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